Exhibit (a)(2)

July 14, 2003

Dear Shareholders:

As you may know, on June 30, 2003, Movil Access, S.A. de C.V. (“Movil Access”), a subsidiary of Biper, S.A. de C.V. (“Biper”), commenced an offer (the “U.S. Offer”) to purchase in the United States for cash all of the outstanding Series V Shares of Grupo Iusacell, S.A. de C.V. (the “Company”) held by persons not residents of Mexico and all of the outstanding American Depositary Shares (“ADSs”) of the Company. Simultaneously with the U.S. Offer, Movil Access commenced an offer in Mexico, on substantially the same terms as the U.S. Offer, to purchase for cash all of the Company’s outstanding Series A Shares and Series V Shares.

The U.S. Offer to Purchase, dated June 30, 2003, filed by Movil Access and Biper with the Securities and Exchange Commission (the “SEC”) on June 30, 2003 as an exhibit to their Tender Offer Statement on Schedule TO, together with related materials, sets forth the terms and conditions of the U.S. Offer and provides instructions as to how to tender your ADSs and shares.

Enclosed is the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) which relates to the U.S. Offer. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your Series V Shares or ADSs pursuant to the U.S. Offer. The Company filed the Schedule 14D-9 with the SEC on July 14, 2003.

Sincerely,

Russell A. Olson

Executive Vice President and

Chief Financial Officer